Press Release


                   Madison Adds Co-Bidder to its Tender Offer


NEW YORK--Madison Liquidity Investors 104, LLC, an investment management limited liability company that has commenced a tender offer for limited partnership interests of Jones Growth Partners, L.P., a Colorado Limited Partnership, said February 5, 1999 that it has added its sole member and funding source, Madison/OHI Liquidity Investors, LLC, as a co-bidder to its tender offer.

     For investment purposes, Madison has offered to buy up to 8,488 Partnership Units at $501.00 per Unit. Madison's tender offer and the deadline for exercising withdrawal rights expire at 5:00 p.m. Eastern Standard Time on February 19, 1999. As of the close of business on February 5, 1999, Madison said that 194 Units have been tendered and not withdrawn under its tender offer.

     Madison Liquidity Investors 104, LLC and Madison/OHI Liquidity Investors, LLC are both affiliates of the Madison Avenue Capital Group, LLC, a Delaware limited liability company that invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. The Madison Avenue Capital Group and its affiliates have over $270 million in committed capital.

     For additional information regarding Madison/OHI Liquidity Investors, or for any other questions and/or requests for assistance or additional copies of the tender offer material please contact Madison Liquidity Investors 104, LLC, c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado 80112, Telephone (303) 705-6390.